FORM 4

[ ]     Check this box if no longer
        subject to Section 16. Form 4
        or Form 5 obligations may
        continue.  See Instruction 1(b).

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

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OMB Number: 3235-0287
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Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1940

1.      Name and Address of Reporting Person:
        Last: Lewis               Street: c/o Equity Marketing, Inc.
        First: Mark               131 South Rodeo Drive
        Middle: E.                City: Beverly Hills
                                  State: CA           Zip: 90212

2.      Issuer Name and Ticker or Trading Symbol: Equity Marketing, Inc.
        (Nasdaq: EMAK)

3.      IRS or Social Security Number of Reporting Person (Voluntary):

4.      Statement for Month/Year: 5/1998

5.      If Amendment, Date of Original (Month/Year):


6.      Relationship of Reporting Person to Issuer (Check all applicable):
        [ ]      Director
        [ ]      10% Owner
        [X]      Officer (give title below):
        [ ]      Other (specify below):
                 Senior Vice President - Business Affairs and Administration
                 -------------------------------------------------

                                    TABLE I -- NON-DERIVATIVE
SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
1. Title of Security    2. Trans-    3. Transaction    4. Securities Acquired (A)    5. Amount of    6. Ownership    7. Nature of
   (Instr. 3)              action       Code              or Disposed of (D)            Securities      Form;           Indirect
                           Date         (Instr. 8)        (Instr. 3, 4 and 5)           Beneficially    Direct (D)      Beneficial
                           (Month/                                                      Owned at End    or Indirect     Ownership
                           Day/Year)    Code    V         Amt. (A) or Price             of Month         (I)            (Instr. 4)
                                                               (D)                      (Instr. 3        (Instr. 4)
                                                                                        and 4)

Common Stock                4-30-98      M                4,000  A     $4.00
Common Stock                4-30-98      M                2,000  A     $20.75
Common Stock                4-30-98      S                6,000  D     $24.07               -0-        D



                                      TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

1.Title     2.Conver-   3.Trans-   4.Trans-    5.No. of   6.Date Exer-  7.Title and   8.Price   9.No. of  10.Owner-   11.Nature
  of          sion or     action     action      Deriv-     cisable       Amt. of       of        Deriv-     ship        of In-
  Deri-       Exercise    Date       Code        ative      and Ex-       Underly-      Deri-     ative      Form        direct
  vative      Price of    (Month/    (Instr.8)   Securi-    piration      ing Secur-    vative    Securi-    of Deri-    Benefi-
  Security    Deriva-     Day/                   ties Ac-   Date (Month/  ities         Security  ties       vative      cial
  (Instr.3)   tive        Year)                  quired     Day/Year)     (Instr.3      (Instr.5) Benefi-    Security:   Owner-
              Security                           (A) or                   and 4)                  cially     Direct(D)   ship
                                                 Disposed                                         Owned      or Indi-    (Instr.
                                                 of (D)                                           at End     rect(I)     4)
                                                 (Instr.3                                         of Mth.    (Instr.4)
                                                 4, and 5)                                        (Instr.4)
                                    Code   V     (A)   (D)  Date  Expira-  Title  Amt or
                                                            Exer- tion           No. of
                                                            cis   Date           Shares
                                                            able
Employee
Stock
Option
(right
to buy)         $4.00     4-30-98    M                4,000  (1) 12-13-04  Common  4,000            8,000        D
                                                                           Stock
Employee
Stock
Option
(right
to buy)         $20.75    4-30-98    M                2,000  (2) 12-3-06   Common  2,000            8,000        D
                                                                           Stock


Explanation of Responses:

(1) An option for 20,000 shares was granted on 12/13/94. The option vests and becomes execisable in five equal installments of 4,000 shares each, commencing on 12/13/95.

(2) An option for 10,000 shares was granted on 12/3/96. The option vests and becomes execisable in five equal installments of 2,000 shares each, commencing on 12/3/97.

** Intentional misstatements or omissions of facts constitute
   Federal Criminal Violations.
   SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


   /s/ MARK E. LEWIS                                       May 8, 1998
---------------------------                                  --------
**Signature of Reporting Person                                Date

Note:   File three copies of this Form, one of which must be manually signed.
        If space provided is insufficient, SEE Instruction 6 for procedure.